UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5253

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

66 Hudson Blvd E

New York, New York 10001

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R BOULDER HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 24,866,583[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,866,583[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,866,583[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”), and (ii) 15,171,964 Common Shares. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

[2]

Calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 73,442,977 (calculated by adding the 63,748,358 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023, plus the number of Common Shares described in clause (i) of footnote (1) above).

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 24,866,583[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,866,583[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,866,583[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

The total number of Common Shares reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, and (ii) 15,171,964 Common Shares. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

[2]

Calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 73,442,977 (calculated by adding the 63,748,358 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023, plus the number of Common Shares described in clause (i) of footnote (1) above).

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 9 (the “Amendment”) amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018, March 14, 2019, June 28, 2019, September 25, 2019, February 24, 2021, April 29, 2021, March 4, 2022 and October 28, 2022 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On January 30, 2023, CD&R Holdings acquired from CS 107,185 Common Shares for a total acquisition price of $5,999,948.34, pursuant to the Third Agreement. CD&R Holdings funded the acquisition with cash dividends on the Preferred Shares received by CD&R Holdings through October 2022.

On April 28, 2023, CD&R Holdings acquired from CS 99,880 Common Shares for a total acquisition price of $5,999,941.42, pursuant to the Third Agreement. CD&R Holdings funded the acquisition with cash dividends on the Preferred Shares received by CD&R Holdings through January 2023.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information.

On July 6, 2023, the Issuer and CD&R Holdings entered into a letter agreement (the “Letter Agreement”), pursuant to which the Issuer agreed to repurchase, on a date to be determined by the Issuer and specified by the Issuer to CD&R Holdings at least two Business Days in advance (but no later than August 11, 2023) (the “Repurchase Date”), all 400,000 issued and outstanding Preferred Shares (the “Repurchase”) held by CD&R Holdings for an aggregate amount equal to (i) $804,500,000, plus (ii) accrued and unpaid dividends on the Preferred Shares as of the Repurchase Date, plus (iii) in the event that any future dividends are paid in respect of the Preferred Shares in the form of Preferred Shares, the amount of such dividends. In the Letter Agreement, CD&R Holdings (1) agreed not to convert any Preferred Shares before the Repurchase Date; and (2) agreed that that, for so long as Philip Knisely or Nathan Sleeper remain a member of the Issuer’s board of directors (the “Board”) and for a period of six months thereafter, the restrictions of Sections 4.13 and 4.14 of the Investment Agreement shall continue to apply to CD&R Holdings and Clayton, Dubilier & Rice Fund IX, L.P. in accordance with their terms, and such provisions of the Investment Agreement shall remain in full force and effect during such period.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Investment Agreement, following the closing of the Repurchase (the “Closing”), CD&R Holdings will no longer have the right to designate any representatives to the Issuer’s Board. Upon Closing, (i) Mr. Sleeper is expected to resign from the Board and (ii) Mr. Knisely is expected to be replaced as Chairman of the Board, but otherwise remain a director.

As a result of the contemplated Repurchase, on July 7, 2023, CD&R Holdings delivered a termination notice (the “Termination Notice”) to CS, notifying CS that it is terminating all remaining supplemental confirmations under the Third Agreement with an Effective Date (as defined in the Third Agreement) following the date of such notification and the terms of the Third Agreement solely to the extent related to each such supplemental confirmation.

The foregoing description of the Termination Notice does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Notice, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i) and (c) in their entirety and replacing them as follows.

(a)    (i) CD&R Holdings is the beneficial owner of 24,866,583 Common Shares, which consists of (i) 9,694,619 Common Shares issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of 400,000 Preferred Shares and (ii) 15,171,964 Common Shares, in each case, which are held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 33.9% of the voting power of the Issuer, based on (x) an initial conversion price of $41.26 with respect to the Preferred Shares and (y) 63,442,977 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(c)    Except as otherwise described in Item 4 of this Amendment, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Schedule A of this Schedule 13D, has effected any transactions in Common Shares in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

1	Letter Agreement, by and between the Issuer and CD&R Holdings, dated as of July 6, 2023 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Beacon Roofing Supply, Inc. filed on July 7, 2023)

2	CS Termination Letter, dated as of July 7, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023

CD&R BOULDER HOLDINGS, L.P.

By: CD&R Investment Associates IX, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary